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                                     LOGO

                                                                  JULY 23, 1997

To Shareholders of OshKosh B'Gosh, Inc.

                                 INTRODUCTION

  As we approach the tender offer expiration date and in addition to the information set forth in the Offer to Purchase, dated June 30, 1997, and the Letter of Transmittal, shareholders of OshKosh B'Gosh, Inc. (the "Company" or "OshKosh") should carefully consider the following information in deciding whether to tender shares of its Class A Common Stock, $.01 par value per share (the "Class A Shares") or its Class B Common Stock, $.01 par value per share (the "Class B Shares") (collectively, the "Shares") on the terms and subject to the conditions set forth in the Offer to Purchase and related Letter of Transmittal and this supplemental letter (collectively, the "Offer"). The Company is revising the Offer to separately specify the amount of the Offer for Class A Shares and Class B Shares. Accordingly, the Company has amended the Offer so that it is limited to 225,000 Class B Shares (approximately the total number owned by persons other than officers, directors and their extended families) and 1,775,000 Class A Shares. The total of 2,000,000 Shares remains unchanged. As a result of this modification, the Offer, proration period and withdrawal rights have been extended and will now expire at 12:00 p.m. Midnight, Eastern Daylight Savings time on Wednesday, August 6, 1997, unless further extended by the Company.

  OshKosh hereby invites its shareholders to tender Shares to the Company at a price not in excess of $22.00 nor less than $19.00 per Share in cash, as specified by shareholders tendering their Shares, upon the terms and subject to the conditions set forth herein, in the Offer to Purchase and in the related Letter of Transmittal. The Company will determine the single per Share price, not in excess of $22.00 nor less than $19.00 per Share, net to the seller in cash (the "Purchase Price"), that it will pay for Shares, whether Class A Shares or Class B Shares, properly tendered pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering shareholders. The Company will select the lowest Purchase Price that will allow it to buy both 1,775,000 Class A Shares and 225,000 Class B Shares (or such lesser number of Shares as are properly tendered at prices not in excess of $22.00 nor less than $19.00 per Share). The same Purchase Price will apply both to Class A Shares and to Class B Shares. All Shares properly tendered at prices at or below the Purchase Price and not withdrawn will be purchased at the Purchase Price, subject to the terms and the conditions of the Offer, including the proration and conditional tender provisions. The Company reserves the right, in its reasonable discretion, to purchase more than 2,000,000 Shares pursuant to the Offer (i.e., more than 1,775,000 Class A Shares and/or more than 225,000 Class B Shares).

                                 TENDER AMOUNT

  Please note that the Offer to Purchase is specifically for 1,775,000 Class A Shares and 225,000 Class B Shares, together totaling 2,000,000 Shares. If more than this amount of Class A Shares or Class B Shares are tendered, the Company will prorate separately for each class, unless the Company amends the Offer to purchase a higher number of Shares.

                                     LOGO
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                            CONDITIONS OF THE OFFER

  The Company also amends the Offer and specifically agrees that the conditions (described in detail on pages 12 to 14 of the Offer to Purchase) shall be determined in the reasonable judgment of the Company. Thereafter, after the expiration date, the Company will purchase up to 2,000,000 Shares, subject to proration rights.

                                RECENT ACTIVITY

  A copy of the Company's July 22, 1997 Press Release concerning financial information for the Company's second quarter ended June 30, 1997 is enclosed. On July 22, 1997, the price per share for the last trade for the Class A Shares on the Nasdaq National Market was $21.50. Any shareholder whose Shares are purchased in the Offer will receive the total purchase price in cash and will not incur the usual transaction costs associated with open market sales.

  Facsimile copies of the Letter of Transmittal will be accepted from Eligible Institutions (as defined in the Offer to Purchase). The Letter of Transmittal and certificates for Shares and any other required documents should be sent or delivered by each shareholder or his or her broker, dealer, commercial ban, trust company or nominee to the Depositary (as defined in the Offer to Purchase) at one of its addresses set forth below.

                       The Depositary for the Offer is:

                         HARRIS TRUST AND SAVINGS BANK

        By Mail:            Facsimile Transmission:           By Hand:
Harris Trust and Savings         (for Eligible        Harris Trust and Savings
          Bank                Institutions Only)                Bank
c/o Harris Trust Company        (212) 701-7636        c/o Harris Trust Company
       of New York              (212) 701-7637               of New York
   Wall Street Station       Confirm by Telephone:         Receive Window
      P.O. Box 1010             (212) 701-7624          77 Water Street, 5th
   New York, New York                                           Floor
       10268-1010                                     New York, New York 11005

  Any questions or requests for assistance or additional copies of the Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent at the telephone numbers and location listed below. Shareholders may also contact their local broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                                   GEORGESON
                                & COMPANY INC.

                               Wall Street Plaza
                           New York, New York 10005
                Banks and Brokers Call Collect: (212) 440-9800
                   All Others Call Toll-Free: (800) 223-2064

                                          Sincerely yours,
                                          LOGO
                                          Douglas W. Hyde
                                          Chairman and Chief Executive Officer

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